Exhibit 99.1

Intown Hospitality

Investors LP and

Subsidiaries

Consolidated Financial Statements

December 31, 2009, 2008 and

the period from January 8, 2007 (inception)

to December 31, 2007

Intown Hospitality Investors LP and Subsidiaries

Index

December 31, 2009, 2008 and 2007

Page(s)

Report of Independent Registered Public Accounting Firm	182

Consolidated Financial Statements

Consolidated Balance Sheets	183

Consolidated Statements of Income (Loss)	184

Consolidated Statements of Comprehensive Loss	185

Consolidated Statements of Unitholders’ Equity	186

Consolidated Statements of Cash Flows	187

Notes to Consolidated Financial Statements	188-200

PricewaterhouseCoopers LLP 10 Tenth Street Suite 1400 Atlanta, GA 30309-3851 Telephone (678) 419-1000 Facsimile (678) 419-1239

Report of Independent Registered Public Accounting Firm

To the unitholders of Intown Hospitality Investors LP:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), comprehensive loss, unitholders’ equity and cash flows present fairly, in all material respects, the financial position of Intown Hospitality Investors LP and Subsidiaries at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

January 29, 2010

Intown Hospitality Investors LP and Subsidiaries

Consolidated Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets
Real estate assets (Note 2)
Land	$138,019,548	$138,019,548
Building and improvements	649,136,901	645,592,815
Furniture, fixtures and equipment	28,019,849	24,809,234
Total real estate assets	815,176,298	808,421,597
Less: Accumulated depreciation	(67,848,565)	(40,012,263)
Real estate assets	747,327,733	768,409,334
Cash and cash equivalents	13,313,586	10,829,597
Cash held in escrow and restricted cash	9,180,420	9,770,630
Trade name	20,442,376	20,442,376
Other assets	3,243,699	3,602,257
Loan origination costs, net of accumulated amortization $3,541,245 and $2,267,131	3,455,532	4,698,146
Total assets	$796,963,346	$817,752,340
Liabilities and Unitholders' Equity
Mortgage notes payable (Note 5)	$632,479,814	$638,018,610
Accounts payable and other accrued expenses	14,603,524	15,002,207
Derivative instruments (Notes 6 and 7)	11,628,824	15,289,705
Deferred tax liability (Note 8)	2,462,850	2,818,049
Total liabilities	661,175,012	671,128,571
Noncontrolling interest	125,000	125,000
Unitholders' equity	135,663,334	146,498,769
Total equity	135,788,334	146,623,769
Total liabilities and unitholders' equity	$796,963,346	$817,752,340

The accompanying notes are an integral part of these financial statements.

Intown Hospitality Investors LP and Subsidiaries

Consolidated Statements of Income (Loss)

Years Ended December 31, 2009, 2008 and period

from January 8, 2007 (inception) to December 31, 2007

	2009	2008	2007*
Revenues
Room rental income	$136,367,705	$155,967,903	$84,276,506
Other	2,270,757	2,458,399	1,397,494
Total revenues	138,638,462	158,426,302	85,674,000
Operating expenses
Salaries, wages and employment expense	28,893,780	29,256,754	16,130,857
Utilities	22,202,427	22,776,845	11,714,080
Property taxes	9,971,041	9,731,378	4,470,578
Maintenance and repairs	5,578,785	6,384,524	3,188,262
Other general and administrative	17,478,946	20,236,286	10,243,108
Depreciation	28,072,388	26,893,727	13,167,712
Total operating expenses	112,197,367	115,279,514	59,184,597
Operating income	26,441,095	43,146,788	26,489,403
Other expenses
Interest, net	35,573,846	37,541,553	21,724,267
Hedge break gain	-	-	(2,855,026)
Lease termination fee (Note 1)	-	1,046,686	-
Loss on disposal of real estate assets	355,079	362,274	44,190
Other (Note 10)	2,221,511	384,610	114,698
Total other expenses	38,150,436	39,335,123	19,028,129
(Loss)/income from continuing operations before income taxes	(11,709,341)	3,811,665	7,461,274
Provision for income taxes	140,803	3,198,283	208,209
(Loss)/income from continuing operations	(11,850,144)	613,382	7,253,065
Discontinued operations
Income from discontinued operations	-	110,552	90,974
Loss on disposal of operating properties	-	(662,162)	-
(Loss)/income from discontinued operations	-	(551,610)	90,974
Net (loss) income	(11,850,144)	61,772	7,344,039
Income attributable to the noncontrolling interest	15,625	15,191	100,000
Net (loss)/income attributable to unitholders	$(11,865,769)	$46,581	$7,444,039

*   Not covered by auditor’s opinion

The accompanying notes are an integral part of these financial statements.

Intown Hospitality Investors LP and Subsidiaries

Consolidated Statements of Comprehensive Loss

Years Ended December 31, 2009, 2008 and period

from January 8, 2007 (inception) to December 31, 2007

	2009	2008	2007*

Net (loss) income	$(11,850,144)	$61,772	$7,344,039
Change in fair value of derivative instruments	3,660,881	(7,765,898)	(7,523,807)
Comprehensive loss	(8,189,263)	(7,704,126)	(179,768)
Comprehensive income attributable to the noncontrolling interest	15,625	15,191	100,000
Comprehensive loss attributal to unitholders	$(8,204,888)	$(7,719,317)	$79,768

*   Not covered by auditor’s opinion

The accompanying notes are an integral part of these financial statements.

Intown Hospitality Investors LP and Subsidiaries

Consolidated Statements of Unitholders’ Equity

Years Ended December 31, 2009, 2008 and
the period from January 8, 2007 (inception) to December 31, 2007

	Total Equity	Unitholder's Equity	Noncontrolling Interest	Accumulated other Comprehensive Loss

Balances at January 8, 2007*	$-	$-	$-	$-
Contributions*	163,271,353	163,146,353	125,000	-
Distributions*	(2,877,773)	(2,777,773)	(100,000)	-
Net income*	7,444,039	7,344,039	100,000	-
Change in fair value of interest rate cap and swap*	(7,523,807)	(7,523,807)	-	(7,523,807)
Comprehensive loss*	79,768	179,768	100,000	-
Balances at December 31, 2007	160,313,812	160,188,812	125,000	(7,523,807)
Contributions	8,774,014	8,774,014	-
Distributions	(14,759,931)	(14,744,740)	(15,191)
Net income	61,772	46,581	15,191
Change in fair value of interest rate cap and swap (Notes 6 and 7)	(7,765,898)	(7,765,898)	-	(7,765,898)
Comprehensive loss	(7,704,126)	(7,719,317)	15,191
Balances at December 31, 2008	146,623,769	146,498,769	125,000	(15,289,705)
Contributions	-	-	-
Distributions	(2,646,172)	(2,630,547)	(15,625)
Net (loss) income	(11,850,144)	(11,865,769)	15,625
Change in fair value of interest rate cap and swap (Notes 6 and 7)	3,660,881	3,660,881	-	3,660,881
Comprehensive loss	(8,189,263)	(8,204,888)	15,625
Balances at December 31, 2009	$135,788,334	$135,663,334	$125,000	$(11,628,824)

*   Not covered by auditor’s opinion

The accompanying notes are an integral part of these financial statements.

Intown Hospitality Investors LP and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2009, 2008 and
the period from January 8, 2007 (inception) to December 31, 2007

	2009	2008	2007*
Cash flows from operating activities
Net (loss) income	$(11,850,144)	$61,772	$7,344,039
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation	28,072,388	26,947,049	13,235,574
Deferred taxes	(347,415)	2,797,357	-
Amortization of loan origination cost and debt fair value adjustment included in interest expense	2,131,943	2,113,423	1,481,496
Loss on disposal of real estate assets	355,079	362,274	47,632
Loss on disposal of operating properties	-	662,162	-
Decrease in other assets	350,774	482,287	1,799,430
Decrease in accounts payable and accrued expenses	(398,683)	(885,761)	4,350,401
Net cash provided by operating activities	18,313,942	32,540,563	28,258,572
Cash flows from investing activities
Acquisition of Intown Suites Management, Inc.	-	(925,000)	(474,747,668)
Acquisition of Houston Properties	-	(8,826,381)	-
Acquisition of Project Montreal	-	-	(41,151,327)
Acquisition of Louisville Northeast	-	(35,991)	(3,142,509)
Additions to real estate assets - improvements	(7,345,866)	(16,600,082)	(12,022,497)
Decrease in cash held in escrow and restricted cash	590,210	4,328,705	(11,145,501)
Payments on note receivable, included in other assets	-	8,454	2,295
Net cash used in investing activities	(6,755,656)	(22,050,295)	(542,207,207)
Cash flows from financing activities
Proceeds from mortgage/notes payable	-	-	528,719,904
Repayments of notes payable	(6,396,625)	(6,016,006)	(155,878,140)
Payment of loan origination costs	(31,500)	-	(6,968,204)
Contributions from minority interest	-	125,000	-
Distribution to noncontrolling interest	(15,625)	(15,191)	-
Contributions from partners	-	8,774,014	163,146,353
Distributions to partners	(2,630,547)	(14,744,740)	(2,855,026)
Net cash used in financing activities	(9,074,297)	(11,876,923)	526,164,887
Net increase (decrease) in cash and cash equivalents	2,483,989	(1,386,655)	12,216,252
Cash and cash equivalents
Beginning of period	10,829,597	12,216,252	-
End of period	$13,313,586	$10,829,597	$12,216,252
Supplemental non-cash investing and financing activities
Change in the fair market value of derivative instruments (Notes 6 and 7)	$3,660,881	$(7,765,898)	$(7,546,554)
Supplemental cash flow information
Cash paid for income tax	604,161	120,291	-
Cash paid for interest	33,608,364	35,658,302	16,827,078

*   Not covered by auditor’s opinion

The accompanying notes are an integral part of these financial statements.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

*   Amounts related to the period from January 8, 2007 (inception) to December 31, 2007 are not covered by auditor’s opinion

1.

Organization and Operations

Intown Hospitality Investors, LP (“Investors”) (together with its subsidiaries the “Company”), a Delaware limited partnership, has a 100% interest in Intown Hospitality Corp (“Hospitality Corp”).  Hospitality Corp is a real estate investment trust (REIT) that owns extended stay lodging facilities throughout the United States of America.  As of December 31, 2009, the Company owned 138 hotels.  The Company’s extended stay lodging facilities are concentrated in Texas and Georgia with 21.8 percent and 16.7 percent located in each state, respectively.  The remaining properties are located in 19 other states.

The Company, operates, acquires, and owns Intown Suites, which are economy extended-stay lodging facilities.  The Company's facilities are located in predominately retail-oriented locations proximate to or in major metropolitan areas.  The Company offers a product designed to appeal to guests seeking conveniently located, safe, and furnished accommodations at substantially lower rates than most other extended-stay lodging alternatives.  The product provides guests an affordable alternative to the nightly rates of hotels and the long-term commitments of apartment leases.

Formation – As of December 31, 2009, Investor’s general partner, Intown GP, LLC, a Delaware limited liability company, owned 2% of the limited partnership while the remaining interests were owned by its limited partners, Kimco Intown Corp., a Delaware Corporation (75%), Intown Holdings, LP, a Delaware limited partnership (22.5%), and Intown Investor, LLC, a Delaware limited liability company (0.5%).  Investors and Hospitality Corp were formed January 8, 2007 for the purpose of entering into an agreement to purchase the stock of Intown Suites Management, Inc.  Investors began operations with the stock acquisition of Intown Suites Management, Inc. on June 15, 2007.

On January 15, 2008, Hospitality Corp sold 125 Shares of 12.5% Series A Cumulative Non-Voting Preferred Stock for $1,000 each, which netted $79,620 after issuance cost.  The additional shareholders allow Hospitality Corp to meet the Internal Revenue requirement that a REIT have at least 100 beneficial shareholders during the year.  The interest is reflected as noncontrolling interest in the accompanying financial statements.

The financial statements included Intown Lessee Associates, LLC (“Lessee”), a consolidated Variable Interest Entity through November 30, 2008.  The Lessee was the sole lessee and operator of the extended stay lodging facilities until December 1, 2008 when the lease was terminated.  Hospitality Corp paid Lessee $1,046,686 to terminate the lease including closing proration of $296,686.  The payment was recorded as an expense.  The purchase price was allocated to the assets acquired and liabilities assumed.  No intangible assets or liabilities were identified.

On December 1, 2008 after the lease termination with Lessee, Hospitality Corp began directly operating 129 of the 138 Intown locations and transferred 9 properties into 9 separate wholly owned taxable REIT subsidiaries ("TRS"), which are operated by an independent third party as Intown Suites.  Housekeeping services to all 129 locations are provided through a wholly owned taxable REIT subsidiary (Intown Services).

During 2009, 6 properties were transferred from the TRS back to Hospitality Corp and 1 property was transferred from Hospitality Corp to the TRS.  As a result of these transactions at December 31, 2009, Hospitality Corp directly operated 134 properties and 4 properties were operated by a third party manager as Intown Suites.

Limited Partnership Agreement of Investors – The partnership agreement provides, among other things, that (a) the general partner has the exclusive right and power to conduct the business affairs of the limited partnership, unless expressly designated otherwise in the agreement, (b) the general partner has the right and duty to manage the day-to-day business of the limited partnership and to implement the decisions made by the limited partnership, and (c) the liability of each limited partner shall be limited to the amount of its capital contributions and any distributions received, subject to the Delaware Revised Uniform Limited Partnership Act.  Profits and losses of the limited partnership are to be allocated to the partners in accordance with the partnership agreement.

The limited partnership agreement will terminate upon the earliest of (a) the sale or disposition of all assets of the limited partnership and the receipt of all consideration, (b) the election or determination to dissolve the limited partnership, or (c) the occurrence of any bankruptcy event or other event that terminates the partnership of any partner, unless each of the remaining partners elects to continue the business and appoints a new partner.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

The financial statements include the following wholly owned subsidiaries of Investors at December 31, 2009:

BEC Atlanta Gwinnett, LLC	Intown Properties V, LLC
BEC Charleston Central, LLC	Oxmoor
Intown Suites Columbia Northwest, LLC	Gwinnett Place
Intown Suites Lithia Springs, LLC	Northside Drive
Intown Suites Warner Robins, LLC	Columbus North
Intown Hospitality Corp.	Ashley Phosphate
Intown Hospitality Investors, LP	Intown Properties VI, LLC
Intown Mezz One, LLC	Indianapolis East
Intown Mezz Two, LLC	Jackson, MS
Intown Mezz Three, LLC	Hazelwood
Intown Mezz Four, LLC	St. Charles
Intown Mezz Five, LLC	Newport News North
Intown Mezz Six, LLC	Intown Suites Independence Boulevard, LLC
Intown Mezz Seven, LLC	Intown Suites Indianapolis North, LLC
Intown Properties I, LLC	Intown Suites Jana Lane, LP
Forest Park	Intown Suites Jonesboro, LLC
Roswell	Intown Suites Kennesaw, LLC
Dayton	Intown Suites Kieth Harrow, LP
Greenville South	Intown Suites Knoxville, LLC
North Dallas	Intown Suites Lamar Boulevard, LP
Intown Properties II, LLC	Intown Suites Lee Highway, LLC
Lilburn	Intown Suites Leon Valley, LP
Preston Hwy	Intown Suites Louisville Northeast, LLC
UNC	Intown Suites Louisville South, LLC.
Greenville North	Intown Suites Mableton, LLC
Chesapeake	Intown Suites Macon, LLC
Intown Properties IV, LLC	Intown Suites Major Boulevard, LLC
Douglasville	Intown Suites Management, Inc.
Indian Trail	Intown Suites McDowell Road, LLC
Indianapolis NW	Intown Suites Memphis Southeast, LLC
Mathews	Intown Suites Midlothian, LLC
Columbus East	Intown Suites Midvale, LLC
Intown Suites Military Trail, LLC	Intown Suites Colerain, LLC
Intown Suites Mills Road, LP	Intown Suites Commercial Boulevard, LLC
Intown Suites Mobile, LLC	Intown Suites Conyers, LLC
Intown Suites Mobile West, LLC	Intown Suites Coon Rapids, LLC
Intown Suites Montgomery, LLC	Intown Suites Dothan, LLC

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

Intown Suites Nashville North, LLC	Intown Suites Downers Grove, LLC
Intown Suites Newport News, LLC	Intown Suites Dublin, LLC
Intown Suites North Charleston, LLC	Intown Suites Edmond, LLC
Intown Suites North Collins, LP	Intown Suites El Paso, LP
Intown Suites North Dallas, LP	Intown Suites Fairfield, LLC
Intown Suites Oak Village, LP	Intown Suites Gilbert, LLC
Intown Suites O’hare, LLC	Intown Suites GP Three, LLC
Intown Suites Orlando, LLC	Intown Suites GP Two, LLC
Intown Suites Orlando North, LLC	Intown Suites Greenwood, LLC
Intown Suites Orlando South, LLC	Intown Suites Group Two, LLC
Intown Suites Perdue Springs, LLC	Intown Suites Gunbarrel, LLC
Intown Suites Perrin Beitel LP	Intown Suites Hamilton Church, LLC
Intown Suites Piedmont, LLC	Intown Suites Culebra Road, LP
Intown Suites Pittsburgh, LLC	Intown Suites Hickory Hill, LLC
Intown Suites Pressley Road, LLC	Intown Suites Highway 121, LP
Intown Suites Raleigh, LLC	Intown Suites Highway 17, LLC
Intown Suites Rolling Creek, LP	Intown Suites Highway 2252, LP
Intown Suites Roosevelt Boulevard, LLC	Intown Suites Highway 290, LP
Intown Suites Rufe Snow, LP	Intown Suites Highway 6, LP
Intown Suites Albany, LLC	Intown Suites Huntsville, LLC
Intown Suites Albemarle Road, LLC	Intown Suites Hurstbourne Parkway, LLC
Intown Suites Albuquerque, LLC	Intown Suites Ina Road, LLC
Intown Suites Arlington, LP	Intown Suites Salt Lake South, LP
Intown Suites Arlington South, LP	Intown Suites San Pedro, LP
Intown Suites Athens, LLC	Intown Suites Sandy Springs, LLC
Intown Suites Atlantic Blvd, LLC	Intown Suites Savannah, LLC
Intown Suites Aurora, LLC	Intown Suites Sheridan, LLC
Intown Suites Bandera Road, LP	Intown Suites Southpark, LLC
Intown Suites Beach Boulevard, LLC	Intown Suites St .Johns, LLC
Intown Suites Bell Road, LLC	Intown Suites Stone Mountain, LLC
Intown Suites Bellevue, LLC	Intown Suites Stuebner, LP
Intown Suites Birmingham North, LLC	Intown Suites Trinity Mills, LP
Intown Suites Blanding Boulevard, LLC	Intown Suites Two Notch, LLC
Intown Suites Brandon, LLC	Intown Suites Valdosta, LLC
Intown Suites Broad River, LLC	Intown Suites Virginia Beach, LLC
Intown Suites Brook River, LP	Intown Suites Webster, LP
Intown Suites Buford Highway, LLC	Intown Suites West Oaks, LP
Intown Suites Burnsville, LLC	Intown Suites Woods Cross, LLC
Intown Suites Carrollton, LP	Intown Suites Woodstock, LLC
Intown Suites Chandler Boulevard, LLC	Intown Services Corp
Intown Suites Charlotte North, LLC	Intown Suites Houston Intercontinental, LLC
Intown Suites Chicago West, LLC	Intown Suites Houston Cy-Fair, LLC

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

The following subsidiaries, which were consolidated with the Lessee through FIN 46R through November 30, 2008, were wholly owned by Intown Hospitality after November 30, 2008 and, with the exception of Intown Lessee Services, LLC, were  dissolved in 2009:

Intown Lessee Associates, LLC	IT Tenant RBS, LLC
Intown Lessee Services, LLC	IT Tenant RBS2, LLC
IT Tenant B1, LLC	IT Tenant Mont, LLC
IT Tenant B2, LLC	IT Louisville, LLC
IT Tenant B3, LLC	IT Tenant ORL, LLC
IT Tenant B4, LLC

2.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Investors, its wholly owned subsidiary, Hospitality Corp, and all of Hospitality Corp’s subsidiary companies as well as variable interests held in other entities during 2008.

The Company follows the authoritative guidance included in accounting principles generally accepted in the United States of America (“GAAP”) on accounting for consolidation of variable interest entities (VIEs).  Such guidance applies to certain entities (called VIEs) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  In the normal course of business, the Company enters into a variety of transactions with VIEs.  The Company determines if it is the primary beneficiary of a VIE by performing a qualitative analysis of each VIE that includes a review of, among other factors, its capital structure, contractual terms, related party relationships, the Company’s fee arrangement and the design of the VIE.  At December 31, 2008 and 2009 the Company held no interests in VIE'S.

Prior to December 1, 2008 the Company leased all of its properties to Lessee, which was owned by officers and directors of the Lessee.  The Lessee did not have recourse to the Company.  The Company held no direct economic interest in the Lessee either but if the Lessee defaulted on the leases the Company would be required by the lenders to step in and operate the hotels and assume the liabilities of the properties to continue operations.  Since Lessee was thinly capitalized compared to the total size of the operations, the Company believed that the entity meet the criteria to be a variable interest entity and that it was the primary beneficiary of the entity.  The consolidated balance sheet and statement of income reflect the consolidation of this entity into the Company as of and for the period from the formation of Lessee on April 25, 2007 through November 30, 2008.  The lease was terminated on December 1, 2008 and the Lessee was acquired by the Company.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Real Estate Investments and Intangible Assets

The Company follows GAAP to allocate the purchase price for acquisitions of operating properties.  The Company’s methodology for this allocation includes estimating the fair value of the physical property, (land, building and improvements) and the fair values of intangible assets (trade name).

Real estate assets are stated at cost, less accumulated depreciation.  The Company capitalizes costs of construction, property taxes, interest, and other miscellaneous items incurred during the development and construction period until the property becomes operational.  Interest is capitalized to qualifying assets in an amount intended to represent the amount that could have theoretically been avoided during the development period if expenditures for the assets had not been made in accordance with GAAP. The Company did not capitalize any interest or property taxes in 2009 and 2008.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Furniture, fixtures and equipment	3 to 10 years

Depreciation expense totaled $28,072,388 and $26,947,049 for 2009 and 2008, respectively.

Expenditures for rehabilitation and betterments are capitalized, whereas expenditures for maintenance, repairs, and replacement of minor furniture, fixtures, and equipment, which do not improve or extend the lives of the respective assets, are expensed as incurred.

In accounting for the impairment or disposal of long-lived assets, the Company reviews its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The Company determines whether impairment has occurred by comparing the property’s carrying value to an estimate of the future undiscounted cash flows.  In the event impairment exists, assets are written down to their fair value.  In management’s opinion, none of the Company's real estate assets were considered impaired as of December 31, 2009 and 2008.

The estimated value of the Tradename, Intown Suites, in the amount of $20,442,376 was determined based on relief-from-royalty method.  The Tradename has an indefinite life and is not depreciable.  The Tradename is assessed for impairment on annual basis.  No impairment existed at December 31, 2009 and 2008.  In connection with the acquisition of Intown Suites Management, the Company, assumed debt with a face amount of $278,625,817 at date of assumption was recorded at an estimated value of $271,367,991.  The difference between the face and recorded amounts is amortized over the life of the debt of 6 years.  The Company recognized amortization expense of $857,829 and $857,829 in 2009 and 2008, respectively.

Loan Origination Costs

Loan origination costs are amortized using the straight-line method, which approximates the interest method, over the lives of the respective loans.  Amortization of loan origination cost totaled $1,274,114 and $1,255,594 in 2009 and 2008, respectively.

Revenue Recognition

Revenues are recognized when services are rendered.  Room revenues are derived from guest room rental, whereas other revenue includes charges for telecommunication, vending and other miscellaneous revenue.  Security deposits are recorded as a liability until forfeited or refunded.

Advertising Costs

The Company expenses advertising costs as incurred.  Such amounts are included in other general and administrative expenses in the accompanying consolidated statements of income.  Advertising expenses for 2009 and 2008 were $1,600,237and $1,288,998, respectively.

Income Taxes

Investors is not subject to federal taxation of its income and losses due to its current status as a partnership for tax purposes.

Lessee was not subject to federal taxation of its income and losses due to its current status as disregarded single member LLC which was disregarded for tax purposes.  In 2009 Lessee was dissolved.

Hospitality Corp elected to be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, effective May 1, 2007.  To qualify as a REIT, Hospitality Corp must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of Hospitality Corp's ordinary taxable income to its shareholders.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

As a REIT, Hospitality Corp generally will not be subject to federal income tax on taxable income that it distributes to its shareholders.  Hospitality Corp believes that it is organized and operates in such a manner as to qualify for treatment as a REIT and intends to continue to operate in the foreseeable future in such a manner that Hospitality Corp will remain qualified as a REIT for federal income tax purposes.  If such requirements were not met, the income of Hospitality Corp could be subject to federal and state taxation.

As of December 31, 2009 and 2008, Hospitality Corp owned ten and five, respectively, taxable REIT subsidiaries ("TRS") subject to federal and state Income taxes.  Additionally, the Company is subject to certain state and local taxes related to the operation in certain locations.  Income taxes for these entities and specific operations have been provided for in the accompanying consolidated statements in accordance with generally accepted accounting principles which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributal to temporary differences and carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates.  Deferred tax assets are reduced by the amount of tax benefits that are not expected to be realized.

Prior to 2009, the Company accrued for liabilities relating to uncertain tax positions only when such liabilities were probable and reasonably estimable.  Effective January 1, 2009, the Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents.  If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.  The adoption of this new policy had no effect on the Company's financial position or results of operations as of and for the year ended December 31, 2009.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments purchased with an original maturity of three months or less.  As of December 31, 2009, the Company had a concentration of cash and cash equivalents held in demand deposit accounts.  This amount exceeds the limit of the Federal Deposit Insurance Corporation.  Management believes it mitigates this risk of loss by investing in or through major financial institutions (Wachovia, Wells Fargo, National City Bank and Bank of America).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Financial Instruments

The Company considers the carrying amounts of its financial instruments, including cash and cash equivalents, certain other assets, accounts payable, and accrued liabilities, to approximate their fair market values due to their short maturities.

3.

Acquisition and Purchase Price Allocation

Houston Intercontinental and Houston Cy-Fair were acquired on February 6, 2008 as part of a reverse 1031 transaction for $8,826,381, net of liabilities assumed and including legal costs paid outside of closing.  The properties were held by a qualified intermediary as part of a Section 1031 transaction.  Based on GAAP evaluation, it was determined that the entities are variable interest entities and the Company was the primary beneficiary.  Accordingly, the entities were recorded on a consolidated basis from February 6, 2008 to July 15, 2008 and August 4, 2008, which are dates that the 1031 transactions were completed on Houston Intercontinental and Houston Cy-Fair, respectively.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

The acquisition was accounted for as a purchase.  The Company’s allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition was as follows:

Houston Intercontinental and Houston Cy-Fair
Land	$1,600,000
Building and improvements	6,789,330
Furniture, fixtures and equipment	450,000
Total assets acquired	8,839,330
Liabilities assumed	12,949
Net assets acquired with cash	$8,826,381

4.

Discontinued Operations

On July 14, 2008, the Company sold one property (Mableton) for a sales price of approximately $1.9 million.  The operating results of the property are included in income from discontinued operations for the year ended December 31, 2008 and the period ended December 31, 2007.

The combined operating income and loss on sale from the property are included in discontinued operations.  The revenues from the property included in discontinued operations were $359,504 and $350,136 for year ended December 31, 2008 and the period ended December 31, 2007, respectively. The expenses from the property included in discontinued operations were $248,952 and $259,162 for year ended December 31, 2008 and the period ended December 31, 2007, respectively. The loss on sale from the property included in discontinued operations was $662,162 for year ended December 31, 2008.

5.

Mortgage Notes Payable

As of December 31, 2009 and 2008, mortgage notes payable consist of the following:

	2009	2008
Note payable to a financial institution; interest at 5.1885% principal and interest payable in monthly installments of $208,469; due August 15, 2015	$31,800,572	$32,606,244
Note payable to a financial institution; interest at 5.3357% principal and interest payable in monthly installments of $1,365,751; due November 1, 2015	207,041,205	212,081,300
Note payable to a financial institution; interest at 5.7535% principal and interest payable in monthly installments of $132,157; due February 1, 2016	19,452,426	19,889,683
Note payable to a financial institution; interest at 5.75% interest only payable in monthly installments; due July 6, 2017	186,000,000	186,000,000
Note payable to a financial institution; interest at LIBOR + 1.25% interest only payable in monthly installments; due August 1, 2010.	40,744,000	40,744,000
Note payable to a financial institution; interest at LIBOR + 0.325% interest only payable in monthly installments; due June 28, 2010	128,000,000	128,000,000
Note payable to a financial institution; interest at LIBOR + 0.325% interest only payable in monthly installments; due June 28, 2010	19,500,000	19,500,000
Note payable to a financial institution; interest at 5.89% principal and interest payable in monthly installments of $34,749; due November 1, 2015	5,019,122	5,132,723
	637,557,325	643,953,950
Valuation adjustment resulting from Intown Suites Management Acquistion, net of accumulated amortization of $2,180,315 and $1,322,486, repectively	(5,077,511)	(5,935,340)
	$632,479,814	$638,018,610

Under the terms of the mortgage notes payable, cash of $3,778,499 at December 31, 2009, is held in escrow, of which approximately $764,368 is restricted for use for capital improvements and approximately $3,014,131 is restricted for payment of property taxes and insurance.  Cash of approximately $4,496,943 at December 31, 2008, was held in escrow, of which approximately $2,035,689 was restricted for use for capital improvements and approximately $2,461,254 was restricted for payment of property taxes and insurance.  At December 31, 2009, the Company also had cash of $5,401,921 held in escrow restricted for payments of mortgage payments and related escrows.  At December 31, 2008, the Company also had cash of $5,273,687 held in escrow restricted for payments of mortgage payments and related escrows.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

The mortgage notes payable described above contain various covenants, which among other things, provide for minimum debt service coverage ratios.  The Company is in compliance with these debt covenants.

Future annual maturities of the mortgage notes payable as of December 31, 2009, are as follows:

2010	$188,244,000
2011	-
2012	-
2013	-
2014	-
Thereafter	449,313,325
$637,557,325

The fair values of the Company's mortgage notes payable are estimated using a discounted cash flow analysis based on the Company's estimate of current borrowing rates for credit facilities with similar maturities.  At December 31, 2009, the estimated fair market value of the Company's mortgage notes payable was $527,764,328.

Based on the current methodology used in determining the fair value of mortgage loans payable held by the Company, Management believes the fair values disclosed for all mortgage loans payable qualify as Level 3 fair value measurements under GAAP (see Note 7).  A review of fair value hierarchy classifications is conducted on an annual basis, which may result in a reclassification of levels within the fair value hierarchy.

The Company’s $128,000,000 and $19,500,000 loans with JP Morgan are due on June 28, 2010.  The loans have two consecutive one-year renewal options that management intends to exercise thus extending the loans potentially until June 28, 2012.  These two loans are guaranteed by Kimco Realty Corporation (Kimco), the parent of Kimco Intown Corp.  Kimco has to continue to guarantee both loans in order for the two consecutive one-year renewal options to be available to be exercised.  Continuation of the Kimco guarantee is a condition for renewal.  Although Kimco intends to continue the guarantee, if Kimco does not continue the guarantee upon maturity of the two loans, then Kimco would be required to repay any part of the loan not satisfied by the Company.  Should Kimco choose not to extend the loan and the loan could not be repaid in full by the Company, Kimco would be required to pay the remaining loan amount and the amount paid by Kimco would be treated as a special member loan.

The Company’s $40,744,000 loan agreement with Royal Bank of Scotland is due on August 1, 2010.  The loan has two consecutive automatic one-year renewal options that management intends to exercise thus extending the loan potentially until August 1, 2012.

All of the Company's real estate assets and future rental revenues are pledged as collateral on the mortgage notes payable except for rental income from Louisville Northeast, Houston Cy-Fair and Houston Intercontinental.

6.

Derivative Instruments

As required by GAAP, the Company expanded in 2009 the disclosure requirements related to derivative instruments, to provide users of financial statements with an enhanced understanding of the use of derivative instruments by the Company and how these derivatives affect the financial position, financial performance and cash flows of the Company.   GAAP requires qualitative disclosures about the objectives and strategies for using derivative instruments, quantitative disclosures about the fair value of, and gains and losses on, derivative instruments, as well as disclosures about credit-risk-related contingent features in derivative agreements.

The enhanced disclosure requirement for derivative instruments and related hedging activities effective in 2009 required by GAAP had no impact on the Consolidated Balance Sheet, Consolidated Statements of Income, Comprehensive Income (Loss) and Consolidated Statements of Unitholders’ Equity.

Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings.  For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings.  The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

As required by GAAP, the Company records all derivatives on a separate line of the Consolidated Balance Sheets at fair value with changes in fair value reflected as net change in unrealized gains (losses) on derivatives within the Consolidated Statements of Comprehensive Loss.

The Company has two interest rate contracts, one swap and one cap with a notional/contractual amount totaling $168,744,000 and gross derivative liability of $11,628,824 at December 31, 2009.  The change in fair value of these derivative instruments of $(3,660,881) and $7,765,898 in 2009 and 2008, respectively, is reported as a component of other comprehensive loss.

The Company’s objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks.  To accomplish this objective, the Company primarily uses interest rate caps and interest rate swaps as part of its cash flow hedging strategy.  Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount.  Interest rate caps designated as cash flow hedges involve the receipt of cash when interest rates exceed the rate at which interest is capped.  During 2009 and 2008, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

The Company does not use derivatives for trading or speculative purposes or currently have any derivatives that are not designated as hedges.  Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.  As of December 31, 2009 and 2008, the Company had an interest rate swap and an interest rate cap related to a portion of the JP Morgan Loan and the RBS loan with terms as follows.

Product Type	Notional Value	Interest Rate	Effective Date	Maturity	December 31, 2009 Fair Value (in thousands)	December 31, 2008 Fair Value (in thousands)

Interest rate swap on LIBOR	$128,000,000	5.4%	07/02/2007	06/28/2012	$(11,629)	$(15,290)

Interest rate cap on LIBOR	$40,744,000	6.5%	07/11/2007	08/03/2009	$-	$-

Interest rate cap on LIBOR	40,744,000	6.5%	08/03/2009	08/02/2010	$-	$-
					$(11,629)	$(15,290)

7.

Fair Value Measurements

On January 1, 2008, the Company adopted the authoritative guidance under GAAP for estimating the fair value of investments. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Company has certain financial instruments (derivatives instruments, see Note 6) that must be measured under the fair value standard.

The Company uses interest rate swaps to manage its interest rate risk.  The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts).  The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.  Based on these inputs the Company has determined that its interest rate swap valuations are classified within level 2 of fair value hierarchy.

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, aggregated by the level in the fair value hierarch within which those measurements fall (thousands):

	Balance at December 31, 2009	Level 1	Level 2	Level 3
Assets
Interest rate cap	$-	$-	$-	$-
Liabilities
Interest rate swap	$11,629	$-	$11,629	$-

The Company currently does not have any financial instruments other than its derivative instruments and notes payable (see Note 5) that must be measured under the new fair value standard.  The fair values of notes payable are determined using current rates available to the Company for debt of the same terms and remaining maturities.  Based on these inputs, the Company has determined that its notes payable valuations are classified within level 3 of the fair value hierarchy.  Additionally, the Company currently does not have non-financial assets and non- financial liabilities that are required to be measured at fair value on a recurring basis.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

8.

Income Taxes

Hospitality Corp elected to qualify as a REIT in accordance with the Internal Revenue Code ("Code") commencing with its first taxable year, which began May 1, 2007.  To qualify, as a REIT, Hospitality Corp. must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted REIT taxable income to its stockholders.  It is management’s intention to adhere to these requirements and maintain Hospitality Corp’s REIT status.  As a REIT, Hospitality Corp generally will not be subject to corporate federal income tax, provided that distributions to its stockholders equal at least the amount of its REIT taxable income as defined under the Code.  If Hospitality Corp fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for subsequent taxable years. Even if Hospitality Corp qualifies for taxation as a REIT, it is subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

Upon the conversion from C corporation status to REIT status, a built-in gain was created representing the excess of the fair market value over the tax basis of the entity's assets at the conversion, which will be subject to income tax if the assets are sold within 10 years after the conversion date.  Hospitality Corp has not recorded any deferred tax related to potential built-in gains (approximately $286 million) because it intends to hold the acquired property for at least 10 years or utilize a tax deferral strategy (e.g., like-kind exchange) if an asset is sold earlier than 10 years in order to preclude the  recognition of build-in gain tax.

Hospitality Corp is subject to federal, state and local income taxes on the income from its taxable REIT subsidiaries ("TRS"), which included Intown Services Corp, Intown Suites Atlantic Blvd, LLC, Intown Suites El Paso, LP, Intown Suites Mobile, LLC and Intown Suites Mobile West, LLC at December 31, 2009.

Provision for Income Taxes and Components of Deferred Taxes

The provision for income taxes is summarized as follows:

	2009	2008	2007

Current	$488,218	$400,926	$208,209
Deferred	(347,415)	2,797,357	-
	$140,803	$3,198,283	$208,209

	2009	2008	2007

TRS	$(57,052)	$2,843,519	$-
Other state taxes attributable to the REIT	197,855	354,764	208,209
	$140,803	$3,198,283	$208,209

Deferred taxes of $(347,415) and $2,797,357 in 2009 and 2008, respectively, relate to temporary differences, which existed upon the transfer of properties between the TRS and the REIT.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

Deferred tax assets and liabilities at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Deferred tax asset, included in other assets	$12,908	$20,692
Deferred tax liabilities	(2,462,850)	(2,818,049)
	$(2,449,942)	$(2,797,357)

Deferred tax liabilities primarily relate to differences between the recorded value of real estate assets transferred to the TRS and the tax basis of such assets.

Reconciliation of Net (Loss) Income to Adjusted Taxable Income (Loss) Subject to 90% Dividend Requirement

	2009 (Estimated)	2008 (Actual)	2007 (Actual)
Net (loss) income	$(11,850,144)	$61,772	$7,444,039
Less: Net loss for Taxable REIT subsidiaries	(939,698)	(2,792,654)	-
Less: Net income for Intown Lessee Associates, LLC	-	3,371,000	(3174,314)
Less: Net loss Intown Hospitality Investors LP	(1,919,155)	(347,326)	2,775,037
Net loss for REIT operations	(8,991,291)	(169,248)	7,843,316
Net book depreciation in excess of tax depreciation	3,880,250	3,250,885	1,502,232
Deferred revenue	186,493	840,066	(1,191,232)
Straight-line Rent	-	2,509,246	(2,509,246)
Other book/tax differences, net	(372,256)	2,203,402	(1,096,505)
Adjusted taxable (loss) income subject to 90% dividend requirement	$(5,296,804)	$8,634,351	$4,548,565

The taxable loss in the current year is not available in the future years to reduce the required dividend.

Hospitality Corp’s provision for income taxes relating to Hospitality Corp’s TRS for 2009 and from the date of formation of the TRS on December 1, 2008 to December 31, 2008 is summarized as follows:

	2009	2008

(Loss) income before income taxes	$(996,750)	$50,865
Less provision for income taxes
Current tax payable	290,363	46,162
Deferred	(347,415)	2,797,357
Total tax provision expense/(credit)	(57,052)	2,843,519
Net loss from taxable REIT subsidiaries	$(939,698)	$(2,792,654)

The difference between the amount of income tax that would result from applying the federal tax rate of 34% to income before income taxes of the TRS and the amount recorded in the financial statements primarily relates to deferred taxes established upon transfer of the properties between REIT and the TRS.

9.

Commitments and Contingencies

The Company is involved in litigation and other legal proceedings arising in the course of its normal business activities.  The Company believes that any liability resulting from these matters, after taking into consideration its insurance coverages and amounts recorded in the consolidated financial statements, will not have a material adverse effect on its consolidated financial position, cash flows or results of operations.

Intown Hospitality Investors, LP and Subsidiaries

Note to Consolidated Financial Statements

The Company is also party to certain operating leases with terms expiring through 2013.  Future minimum payments required under operating leases as of December 31, 2009, are as follows:

Years Ending
2010	$633,799
2011	183,857
2012	48,415
2013	4,035
2014	-
Total minimum lease payments under operating leases	$870,106

Rent expense for 2009 and 2008 was $494,795 and $427,827, respectively.

10.

Related Party Transactions

In April 2009, the Company entered into an asset supervisory fee agreement with WHI Asset Management, LLC, an affiliate of the general partner.  Total expense incurred for by the Company for the year ended December 31, 2009 was $1,811,577, which included a supplemental fee of $457,410 and is included in other expenses.  At December 31, 2009, $457,410 payable to WHI Asset Management, LLC was included in accounts payable and other accrued expenses.

The general partner incurs travel costs while performing its role. For the year ended December 31, 2009 , the Company reimbursed the general partner $90,318, which  is included in other expenses.

11.

Subsequent Events

The Company has performed an evaluation of subsequent events through January 29, 2010.

On January 1, 2010, 1 property (El Paso) was transferred from the independent third party back to Intown to operate upon Intown Suites El Paso, LP revoking its TRS election.